Mail Stop 4561

August 9, 2006

Mr. Daniel Zhang
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 1 Office Building
No. 690 Bibo Road, Pudong New Area
Shanghai, China 201203

> **Re: Shanda Interactive Entertainment Limited**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 0-50705**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Note 17 – Convertible Debt, page F-35

1. Please tell us how you complied with APB 21 to impute interest for your zero coupon convertible debt.

2. Tell us your consideration of EITF 00-19 as it relates to the accounting treatment for the conversion feature of your debt obligation.

<u>Independent Auditors' Report, page F-52</u>

3. Please amend your filing to include all the requirements of Rule 2-02(a) of Regulation S-X. In this regard a conforming signature should be included as well as the location where the audit report was issued.

4. We note that this audit report makes reference to other auditors. Please include the other auditors audit report and their consent in your amended filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief